UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-1 and Rule 13d-2)
Amendment No. 2
Under the Securities Exchange Act of 1934
China XD Plastics Company Limited
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
63945X103
(CUSIP Number)

Kara Fricke
Morgan Stanley
522 Fifth Avenue, 8th Floor
New York, NY 10036
USA
(212) 296-7947

with a copy to:

John E. Lange, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].
Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63945X103	SC 13D	Page 2

1	NAME OF REPORTING PERSONS MORGAN STANLEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,002,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,002,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.90%*
14	TYPE OF REPORTING PERSON HC, CO

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 3

1	NAME OF REPORTING PERSONS MS HOLDINGS INCORPORATED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON HC, CO

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 4

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON HC, CO

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 5

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON OO

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 6

1	NAME OF REPORTING PERSONS NORTH HAVEN PRIVATE EQUITY ASIA III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000	☒
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON PN

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 7

1	NAME OF REPORTING PERSONS NORTH HAVEN PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P. (F/K/A MORGAN STANLEY PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON PN

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 8

1	NAME OF REPORTING PERSONS MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON OO

*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 9

1	NAME OF REPORTING PERSONS MSPEA MODIFIED PLASTICS HOLDING LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.89%*
14	TYPE OF REPORTING PERSON OO
*Percentage calculated based on 66,948,841 shares of Common Stock outstanding on an as-converted basis as of August 7, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were mandatorily converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019.

CUSIP No. 63945X103	SC 13D	Page 10

TABLE OF CONTENTS

Introductory note

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to be Filed as Exhibits

SCHEDULES
A
B
C
SIGNATURES
EXHIBIT INDEX
EX−99.10
EX−99.11

CUSIP No. 63945X103	SC 13D	Page 11

INTRODUCTORY NOTE.
The following constitutes Amendment No. 2 (the “Amendment”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on September 30, 2011, as amended by Amendment No. 1 filed by the undersigned with the SEC on February 16, 2017 (the “Amended Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of China XD Plastics Company Limited, a Nevada corporation (the “Issuer”).  This Amendment amends, and, with respect to certain information set forth herein, supersedes the Amended Schedule 13D.  Unless otherwise stated herein, the Amended Schedule 13D remains in full force and effect.  Terms used therein and not defined herein have the meanings ascribed thereto in the Amended Schedule 13D.
Item 2.	Identity and Background
The response set forth in Item 2 of the Amended Schedule 13D is hereby amended and supplemented by the following.

Pursuant to a Written Notice delivered by the Issuer to MSPEA on September 30, 2019, the 16,000,000 Series D Preferred Stock then held by MSPEA were mandatorily converted into 16,000,000 shares of Common Stock on September 30, 2019 (the “Mandatory Conversion”).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS Parent, MS Holdings, MS Inc, MSPEA Holdings and MSPEA, and the name, business address, present principal occupation or employment and citizenship of each executive officer of MS LLC, NH LP and MS Employee are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.
Item 3.	Source and Amount of Funds or Other Consideration.
The response set forth in Item 3 of the Amended Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

The responses set forth in Item 2 of this Amendment are incorporated herein by reference in their entirety.

The funds for Additional Shares purchased after the date of the Amended Schedule 13D which are held in client accounts with respect to which MS Parent or a subsidiary of MS Parent or their employees have investment or voting discretion came from client funds.

CUSIP No. 63945X103	SC 13D	Page 12

Item 4.	Purpose of Transaction.
The response set forth in Item 4 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows.

The Reporting Persons originally acquired the Preferred Shares for investment purposes.  MS Reporting Units (as defined in Item 5) acquired the Additional Shares for investment purposes.

On February 16, 2017, MSPEA entered into a consortium agreement (the “Consortium Agreement”) with Jie Han (“Mr. Han”) and XD Engineering Plastics Company Limited (“XD. Engineering” and, together with Mr. Han and MPSEA, the “Consortium”), pursuant to which the Consortium agreed to cooperate in good faith to acquire all of the outstanding capital stock of the Issuer other than those shares (the “Consortium Shares”) beneficially owned by the members of the Consortium or their affiliates, through a going-private transaction (the “Transaction”).

On February 16, 2017, the Consortium submitted a preliminary, non-binding letter (the “Initial Letter”) to the Issuer’s board of directors (the “Board”).  In the Initial Letter, the Consortium outlined its proposal (“Proposal”) for the Transaction.  Under the Proposal, members of the Consortium proposed to acquire, through an acquisition vehicle to be formed by them, all of the outstanding capital stock of the Issuer (other than the Consortium Shares which will be rolled over in connection with the Transaction) for US$5.21 per share in cash.  The Proposal also provides that, among other things, the Consortium intended to (a) conduct customary legal, financial and accounting due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction.  In the Proposal, members of the Consortium also stated that they expected that the Board would evaluate the Proposal independently before it could make its determination whether to endorse it.

Pursuant to its terms, the Consortium Agreement terminated on the date six months after the date thereof. However, the members of the Consortium treated the Proposal as remaining outstanding.

As a result of the Mandatory Conversion (by reason of the terms of the Series D Preferred Stock), the term of office of MPSEA’s two designees on the Board, Homer Sun and Ryan Law, was automatically terminated on September 30, 2019.  On October 14, 2019, MSPEA sent a letter (the "Proposal Withdrawal Letter") to the Board informing the Board that it no longer intended to participate in the Consortium and no longer intended to participate in the Transaction.  Concurrently with sending the Proposal Withdrawal Letter, MSPEA sent a letter (the "Consortium Withdrawal Letter") to the other members of the Consortium informing them that it no longer intended to participate in the Consortium and no longer intended to participate in the Transaction.

References to the Consortium Agreement and the Initial Letter in this Amendment are qualified in their entirety by reference to the Consortium Agreement and the Initial Letter themselves, which were attached to the Amended Schedule 13D as Exhibit 99.8 and Exhibit 99.9, respectively, and are incorporated by reference as if set forth in their entirety. References to the Proposal Withdrawal Letter and the Consortium Withdrawal Letter are qualified in their entirety by reference to the Proposal Withdrawal Letter and Consortium Withdrawal Letter themselves, which are attached to this Amendment as Exhibit 99.10 and Exhibit 99.11 and are incorporated by reference as if set forth in their entirety.

The Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this Item 4.  Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws.

CUSIP No. 63945X103	SC 13D	Page 13

Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, and,  as a consequence, may, from time to time, dispose of some or all of their Common Stock, engage in short−selling or hedging or similar transactions with respect to the  Common Stock, and/or continue to hold Common Stock.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer.
The response set forth in Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows.

The following disclosure assumes that there are 66,948,841 shares of Common Stock as of September 30, 2019, being the sum total of 16,000,000 shares of Common Stock into which MSPEA's Preferred Shares were converted plus 50,948,841 shares of Common Stock outstanding as of August 7, 2019, as set forth in the Issuer's Quarterly Report on Form 10-Q for the three months ended June 30, 2019 filed with the Securities and Exchange Commission on August 14, 2019, and all calculations of beneficial ownership are made using this total.

MS Reporting Units hold 2,100 Additional Shares, or 0.003% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by MS Reporting Units that they are the beneficial owners of any Common Stock held in any client accounts for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

By virtue of relationships reported in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to 16,000,000 shares of Common Stock owned by MSPEA, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act, constitutes approximately 23.89% of the outstanding Common Stock.  Taken together, the Additional Shares and the shares of Common Stock held by MSPEA constitute approximately 23.90% of the outstanding Common Stock.  Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response set forth in Item 6 of the Amended Schedule 13D is hereby amended and restated in its entirety.

The responses set forth in Item 4 of this Amendment are incorporated herein by reference in their entirety.

Consortium Agreement.  Pursuant to its terms, the Consortium Agreement terminated on the date six months after the date thereof.  However, the members of the Consortium treated the Proposal as remaining outstanding.  MSPEA no longer intends to participate in the Consortium and no longer intends to participate in the Transaction.

CUSIP No. 63945X103	SC 13D	Page 15

Item 7.	Material to be Filed as Exhibits.
The response set forth in Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Exhibit 99.10	Proposal Withdrawal Letter from MSPEA to the Board, dated as of October 9, 2019

Exhibit 99.11	Consortium Withdrawal Letter from MSPEA to Mr. Han and XD. Engineering Plastics Company Limited, dated as of October 9, 2019

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.
Dated: October 15, 2019
MORGAN STANLEY

By:	/s/ Stefanie Chang Yu
	Name:	Stefanie Chang Yu
	Title:	Authorized Signatory

MS HOLDINGS INCORPORATED

By:	/s/ Christopher H. Norris
	Name:	Christopher H. Norris
	Title:	Director / President

MORGAN STANLEY PRIVATE EQUITY ASIA III, INC.

By:	/s/ David N. Miller
	Name:	David N. Miller
	Title:	Director / President / Managing Director

MORGAN STANLEY PRIVATE EQUITY ASIA III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ David N. Miller
	Name:	David N. Miller
	Title:	President

NORTH HAVEN PRIVATE EQUITY ASIA III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member

By:	/s/ David N. Miller
	Name:	David N. Miller
	Title:	President

[Signature Page to Amendment 2 to Schedule 13D]

NORTH HAVEN PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner

By:	Morgan Stanley Private Equity Asia III, Inc. its managing member,

By:	/s/ David N. Miller
	Name:	David N. Miller
	Title:	President

MORGAN STANLEY PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

By:	/s/ Ivan John Sutlic
	Name:	Ivan John Sutlic
	Title:	Director

MSPEA MODIFIED PLASTICS HOLDING LIMITED

By:	/s/ Ivan John Sutlic
	Name:	Ivan John Sutlic
	Title:	Director

[Signature Page to Amendment 2 to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.10	Proposal Withdrawal Letter from MSPEA to the Board, dated as of October 9, 2019

Exhibit 99.11	Consortium Withdrawal Letter from MSPEA to Mr. Han and XD. Engineering Plastics Company Limited, dated as of October 9, 2019

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS and each individual is a United States citizen.

Name	Title

*James P. Gorman[1]	Chairman of the Board and Chief Executive Officer

*Elizabeth Corley[2]	Director

*Alistair Darling[3]	Director

*Thomas H. Glocer	Director

*Nobuyuki Hirano[4]	Chairman of Mitsubishi UFJ Financial Group, Inc.

*Robert H. Herz	President, Robert H. Herz LLC

*Stephen J. Luczo	Chairman of Seagate Technology

*Jami Miscik	Chief Executive Officer and Vice Chair, Kissinger Associates, Inc.

*Dennis M. Nally	Director

*Takeshi Ogasawara[5]	Advisor to MUFG Bank, Ltd.

*Hutham S. Olayan	Chair, Principal and Director of The Olayan Group

*Mary L. Schapiro	Director

*Perry M. Traquina	Director

*Rayford Wilkins, Jr.	Director

Jeffrey S. Brodsky	Executive Vice President and Chief Human Resources Officer

Eric F. Grossman	Executive Vice President and Chief Legal Officer

Keishi Hotsuki[6]	Executive Vice President and Chief Risk Officer

Jonathan M. Pruzan	Executive Vice President and Chief Financial Officer

Daniel A. Simkowitz	Head of Investment Management

1  Dual citizenship – Australia and United States
2  Citizenship – England
3  Citizenship – England
4  Citizenship – Japan
5  Citizenship – Japan
6  Citizenship – Japan
*  Director

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MS HOLDINGS INCORPORATED

The names of the directors and the names and titles of the executive officers of MS Holdings Incorporated and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below. Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MS Holdings Incorporated.

Name	Title	Address

Susan Louise Ludwigson	Director	1221 Avenue of the Americas, New York 10020, United States

Christopher H. Norris	Director and President	1585 Broadway, New York, New York 10036, United States

Terence Avella	Vice President	1221 Avenue of the Americas, New York 10020, United States

Katherine Clune	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Robert J. Creaney	Vice President	440 South LaSalle St., One Financial Place, Chicago, Illinois 60605, United States

Margaret T. Dugan	Assistant Secretary	1633 Broadway, New York, New York 10019, United States

Elisabeth Fedyna	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Aaron Guth	Secretary	1633 Broadway, New York, New York 10019, United States

Christina Huffman	Vice President	1633 Broadway, New York, New York 10019, United States

Jason Koenig	Vice President	522 Fifth Avenue, New York, New York 10036, United States

Craig Krasinski	Vice President	100 Front Street, West Conshohocken, Pennsylvania 19428, United States

Noel C. Langlois	Vice President	100 Front Street, West Conshohocken, Pennsylvania 19428, United States

Tushar Mehta	Vice President	1221 Avenue of the Americas, New York 10020, United States

Andrew C. Onslow	Vice President	522 Fifth Avenue, New York, New York 10036, United States

Humberto Reboredo	Vice President	1221 Avenue of the Americas, New York 10020, United States

Sheri Lynn Schreck	Vice President	522 Fifth Avenue, New York NY 10036, United States

Kevin J.W. Sheehan	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Jacob E. Tyler	Assistant Secretary	1633 Broadway, New York, New York 10019, United States

Robert A. Vesey	Treasurer	1585 Broadway, New York NY 10036, United States

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, INC.

The names of the directors and the names and titles of the executive officers of Morgan Stanley Private Equity Asia III, Inc. and their principal occupations are set forth below.  The business address of each of the directors or executive officers is as provided below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III, Inc.

Name	Title	Address

Hsuan Chin Chou	Director	International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

David N. Miller	Director & President & Managing Director	1585 Broadway, New York, New York 10036, United States

John J. Moon	Director	1585 Broadway, New York, New York 10036, United States

Joshua Balik-Klein	Vice President	1585 Broadway, New York, New York 10036, United States

Daniel A. Bleeker	Vice President & Assistant Secretary	1633 Broadway, New York, New York 10019, United States

Judy Choi	Executive Director	1585 Broadway, New York, New York 10036, United States

Karen Cohen	Vice President	1585 Broadway, New York, New York 10036, United States

Emrah Ertamay	Vice President	750 Seventh Avenue, New York, New York 10019, United States

Rich Eskra	Vice President	440 South LaSalle St., One Financial Place, Chicago, Illinois 60605, United States

Jason Hirsch	Vice President	1221 Avenue of the Americas, New York NY 10020, United States

Kasia Mello	Vice President	1585 Broadway, New York, New York 10036, United States

Dmitriy Muchnik	Vice President	1585 Broadway, New York, New York 10036, United States

Christopher H. Norris	Vice President	1585 Broadway, New York, New York 10036, United States

Joseph Giovanniello	Vice President	750 Seventh Avenue, New York, New York 10019, United States

Anita Rios	Treasurer	1585 Broadway, New York, New York 10036, United States

Kara Fricke	Vice President & Secretary	522 Fifth Avenue, New York, New York 10036, United States

Mohammad Ali Sheikh	Vice President	750 Seventh Avenue, New York, New York 10019, United States

Robert J. Creaney	Vice President	440 South LaSalle St., Chicago, Illinois 60605, United States

Carlos A. Santiago	Vice President	522 Fifth Avenue, New York, New York 10036, United States

Giselle Lopez-Velasco	Vice President	1221 Avenue of the Americas, New York, New York 10020, United States

Fred (Feng) Wang	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Amy Yeung	Vice President	750 Seventh Avenue, New York, New York 10019, United States

SCHEDULE A
EXECUTIVE OFFICERS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III, L.L.C.

The managing member of Morgan Stanley Private Equity Asia III, L.L.C. is Morgan Stanley Private Equity Asia III, Inc.  Morgan Stanley Private Equity Asia III, L.L.C. does not have officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS OF NORTH HAVEN PRIVATE EQUITY ASIA III, L.P.

The general partner of North Haven Private Equity Asia III, L.P. is Morgan Stanley Private Equity Asia III, L.L.C.  North Haven Private Equity Asia III, L.P. does not have executive officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
NORTH HAVEN PRIVATE EQUITY ASIA EMPLOYEE INVESTORS III, L.P.

The managing member of North Haven Private Equity Asia Employee Investors III, L.P. (f/k/a Morgan Stanley Private Equity Asia Employee Investors III, L.P.) is Morgan Stanley Private Equity Asia III, L.L.C.  Morgan Stanley Private Equity Asia Employee Investors III, L.P. does not have executive officers or directors.

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY
PRIVATE EQUITY ASIA III HOLDINGS (CAYMAN) LTD

The name of the director and the names and titles of the executive officer of Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set forth below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

Name	Title	Address

Christopher H. Norris	Vice President	1585 Broadway, New York, New York 10036, United States

Robert J. Creaney	Assistant Treasurer	440 South LaSalle St., One Financial Place, Chicago, Illinois 60605, United States

Anita Rios	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Ivan John Sutlic*	Director	108 Roxborough Street, Prospect, Grand Cayman, Cayman Islands

Jason Hirsch	Vice President and Assistant Treasurer	1221 Avenue of the Americas, New York, New York 10020, United States

* Citizenship - Canadian

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF
MSPEA MODIFIED PLASTICS HOLDING LIMITED

The name of the director and the names and titles of the executive officer of MSPEA Modified Plastics Holding Limited and their principal occupations are set forth below.  The business address of each of the director or executive officer is also set below.  Unless otherwise indicated, each individual is a United States citizen and each occupation set forth opposite an individual’s name refers to MSPEA Modified Plastics Holding Limited.

Name	Title	Address

Robert J. Creaney	Assistant Treasurer	440 South LaSalle St., One Financial Place, Chicago, Illinois 60605, United States

Anita Rios	Assistant Treasurer	1585 Broadway, New York, New York 10036, United States

Jason Hirsch	Assistant Treasurer	1221 Avenue of the Americas, New York, New York 10020, United States

Ivan John Sutlic*	Director	108 Roxborough Street, Prospect, Grand Cayman, Cayman Islands

Homer Sun	Director	International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong

* Citizenship - Canadian

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) In October 2014, the Illinois Attorney General’s Office (“ILAG”) sent a letter to Morgan Stanley alleging that Morgan Stanley knowingly made misrepresentations related to Residential Mortgage Backed Securities purchased by certain pension funds affiliated with the State of Illinois and demanding that Morgan Stanley pay ILAG approximately $88 million.  On February 10, 2016, Morgan Stanley and ILAG reached an agreement to resolve the matter.

(b) On January 13, 2015, the New York Attorney General’s Office (“NYAG”) indicated that it intended to file a lawsuit related to approximately 30 subprime securitizations sponsored by Morgan Stanley.  NYAG indicated that the lawsuit would allege that Morgan Stanley misrepresented or omitted material information related to the due diligence, underwriting and valuation of the loans in the securitizations and the properties securing them and indicated that its lawsuit would be brought under the Martin Act.  On February 10, 2016, Morgan Stanley and NYAG reached an agreement to resolve the matter.

(c) On February 10, 2016, Morgan Stanley reached an agreement with the United States Department of Justice, Civil Division and the United States Attorney’s Office for the Northern District of California, Civil Division (collectively, the “Civil Division”) to pay $2.6 billion to resolve certain claims that the Civil Division indicated it intended to bring against Morgan Stanley.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.

SCHEDULE C
TRANSACTIONS IN THE COMMON STOCK OF THE ISSUER
DURING THE PAST 60 DAYS

The following table sets forth transactions in shares of Common Stock of the Issuer by the MS Reporting Units whose beneficial ownership is aggregated with that of the Reporting Persons for purposes of this Amendment.  Except as noted below, all of the transactions were effected in the ordinary course of business as principal, in the open market on the NASDAQ Stock Exchange and other exchanges, or through one of Morgan Stanley’s Alternative Trading Systems.

Nil.